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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



02006069

RECEIVED FEB 27 2002 PROCESSING 365

SEC FILE NUMBER
8- ~~25-739~~ 39728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
David Huckin & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway, Suite 950
(No. and Street)

Houston (City) | Texas (State) | 77098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Huckin | 713-526-8411 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Effinger, Kenneth Edward
(Name — *if individual, state last, first, middle name*)

11210 Steeplecrest, Suite 120 (Address) | Houston (City) | Texas (State) | 77065 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Huckin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David Huckin & Associates, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



JOHN E. ACHE
MY COMMISSION EXPIRES
DECEMBER 31, 2003

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2002
WASH, D.C.
365
SECTION

DAVID HUCKIN & ASSOCIATES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

KENNETH E. EFFINGER

Certified Public Accountant
11210 Steeplecrest, Suite 120
Houston, TX 77065

Phone 281-894-7021
Fax 281-890-4316
Cellular 281-546-1083

Independent Auditor's Report

Board of Directors
David Huckin & Associates, Inc.
Houston, Texas

I have audited the accompanying balance sheets of David Huckin & Associates, Inc. (a Texas Corporation) as of December 31, 2001 and 2000, and the related statements of income and retained earnings, comprehensive income, cash flow, changes in shareholder's equity and changes in liabilities subordinated to claims of creditors for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David Huckin & Associates, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flow for the years then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 19, 2002

DAVID HUCKIN & ASSOCIATES, INC.
BALANCE SHEETS
December 31, 2001 and 2000

ASSETS	2001	2000
Current Assets		
Cash and equivalents	$ 64,591	$ 26,266
Accounts receivable-commissions	45,114	75,924
Accounts receivable-securities sold	-0-	106,783
Corporate income tax overpayment	5,517	5,517
Prepaid rent	4,960	4,960
Deferred income tax	28,934	5,712
Total Current Assets	149,116	225,162
Property and Equipment, at cost		
Furniture & fixtures	53,071	52,882
Office equipment	5,794	10,769
	58,865	63,651
Less: accumulated depreciation	(23,060)	(25,874)
Property and equipment - net of accumulated depreciation	35,805	37,777
Other Assets		
Investment in equity securities--available-for-sale	288,892	276,455
Investment-Tennebaum	-0-	107,750
Deposits	4,796	4,796
Cash surrender value-officer's annuity	-0-	237,967
Total Other Assets	293,688	626,968
Total Assets	$ 478,609	$ 889,907

The accompanying notes are an integral part of
these financial statements

DAVID HUCKIN & ASSOCIATES, INC.
BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ 1,468	$ 1,279
Accrued commissions	22,200	58,584
Payroll tax payable	-0-	1,914
Accrued payroll	-0-	120,000
Loan from stockholder	-0-	152,000
Total Current Liabilities	23,668	333,777
Contingency (Note 7)	---	---
SHAREHOLDER'S EQUITY		
Capital Stock, common, $1.00 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional Paid-In-Capital	7,257	7,257
Accumulated other comprehensive income	(164,956)	(27,808)
Retained Earnings	611,640	575,681
Total Shareholder's Equity	454,941	556,130
Total Liabilities and Shareholder's Equity	$ 478,609	$ 889,907

The accompanying notes are an integral part of
these financial statements

DAVID HUCKIN & ASSOCIATES, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
Years ended December 31, 2001 and 2000

	2001	2000
Commission Revenue	$1,706,257	$2,862,875
Operating Expenses:		
Depreciation	7,551	8,365
Selling, general and administrative	1,796,195	2,784,505
Total Operating Expenses	1,803,746	2,792,870
Operating Income/(Loss)	(97,489)	70,005
Other Income (Expenses):		
Interest Income	3,978	10,975
Dividend Income	1,955	5,220
Miscellaneous	136	3,733
Loss on Sale of Fixed Assets	-0-	(28,712)
Tax Free Income-Annuity	65,970	-0-
Taxable Income-Annuity	29,667	-0-
Gain (Loss) on Marketable Securities	15,926	(56,455)
Total Other Income (Expense)	117,632	(65,239)
Income Before Income Tax	20,143	4,766
Federal Income Tax Provision:		
Current (Benefit)	-0-	4,403
Deferred (Benefit)	(15,816)	(7,970)
	(15,816)	(3,567)
Net Income	35,959	8,333
Retained Earnings, beginning	575,681	567,848
Cash Dividends on Common Stock	-0-	500
Retained Earnings, ending	$ 611,640	$ 575,681

The accompanying notes are an integral part of
these financial statements

DAVID HUCKIN & ASSOCIATES, INC.
STATEMENTS OF CASH FLOW
Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net Income	$ 35,959	$ 8,333
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	7,551	8,365
(Gain) loss on sale of securities	(15,926)	56,455
Loss on sale of & abandoned fixed assets	1,132	28,712
Gain on redemption of annuity	(95,637)	-0-
(Increase) decrease in accounts receivable	137,593	(101,495)
Decrease in corporate tax overpayment	-0-	4,403
Increase (decrease) in accounts payable	189	(3,017)
Increase (decrease) in taxes payable	(1,914)	1,555
Decrease in commissions payable	(36,384)	(85,016)
Increase (decrease) in accrued payroll	(120,000)	120,000
Increase in deferred income tax	(23,222)	(18,571)
Net cash (used)/provided by operations	(110,659)	19,724
Cash flows used in investing activities:		
Purchases of property and equipment	(6,711)	(20,035)
Proceeds (Purchase) of investment	107,750	(107,750)
Purchase of available-for-sale securities	(129,997)	(307,689)
Loan to stockholder	-0-	10,096
Proceeds from sale of fixed assets	-0-	24,750
Proceeds from redemption of annuity	245,918	-0-
Proceeds from sale available-for-sale securities	84,024	206,608
Net cash provided/(used) in investing activities	300,984	(194,020)
Cash flows from financing activities:		
Payment (Proceeds) from loan from stockholder	(152,000)	152,000
Dividends paid	-0-	(500)
Net cash flow from financing activities	(152,000)	151,500
Net increase/(decrease) in cash and equivalents	38,325	(22,796)
Cash and equivalents, beginning of year	26,266	49,062
Cash and equivalents, end of year	$ 64,591	$ 26,266

The accompanying notes are an integral part of these financial statements

DAVID HUCKIN & ASSOCIATES, INC.
STATEMENTS OF CASH FLOW
Years ended December 31, 2001 and 2000

	2001	2000
Supplemental cash flow information:		
Income taxes paid	$ -0-	$ 4,403
Interest paid	$ 1,950	$ 22

The accompanying notes are an integral part of
these financial statements

DAVID HUCKIN & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2001 and 2000

	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
BALANCE, December 31, 1999	$ 1,000	$ 7,257	$ 32,260	$ 567,848	$ 608,365
COMPREHENSIVE INCOME					
Net Income				8,333	8,333
Other comprehensive income, net of tax:					
Unrealized gain on securities & annuity:					
Unrealized holding losses arising during period (net of $10,601 tax benefit)			(60,068)		(60,068)
TOTAL COMPREHENSIVE INCOME					(51,735)
Dividends Paid				500	500
BALANCE, December 31, 2000	1,000	7,257	(27,808)	575,681	556,130
COMPREHENSIVE INCOME					
Net income				35,959	35,959
Other comprehensive income, net of tax:					
Unrealized loss on securities:					
Unrealized holding loss arising during period (net of $7,406 tax benefit)			(28,371)		(28,371)
Less: reclassification adjustment for gains in net income			(108,777)		(108,777)
TOTAL COMPREHENSIVE INCOME					(101,189)
BALANCE, December 31, 2001	$ 1,000	$ 7,257	$ (164,956)	$ 611,640	$ 454,941

The accompanying notes are an integral part of these financial statements

DAVID HUCKIN & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
Years ended December 31, 2001 and 2000

BALANCE, December 31, 1999	$ -0-
Increases	-0-
Decreases	-0-
BALANCE, December 31, 2000	-0-
Increases	-0-
Decreases	-0-
BALANCE, December 31, 2001	$ -0-

The accompanying notes are an integral part of
these financial statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual method of accounting in accordance with generally accepted accounting principles. Accounting principles and the methods of applying those principles which materially affect determination of financial position, results of operations, and cash flow are summarized below:

Nature of Business

The Company is engaged as an agent for the sale of annuities and mutual funds to educators in Harris and surrounding counties in Texas.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Commission revenue is recognized when the annuity issuer or mutual fund broker accepts the underlying sales contract and at contract renewal dates. Commission refunds are recognized when the Company is notified of policy cancellation by the annuity issuer.

Accounts Receivable

All trade accounts receivable at December 31, 2001 and 2000 were verified as collected. No allowance for doubtful accounts is needed.

Investments

The Company classifies its marketable equity securities as available-for-sale. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

NOTES TO FINANCIAL STATEMENTS

Depreciation

The Company computes depreciation for financial statement purposes principally by the straight line method based upon the estimated useful lives of the respective assets. Depreciation is based upon the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Office equipment	5 years
Leasehold improvements	3 years
Automotive equipment	5 years

For federal income tax purposes the Company uses accelerated methods over statutory periods.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2001 and 2000 were $17,630 and $16,658, respectively.

Deferred Income Tax

For income tax reporting, the Company uses the cash basis of accounting. Deferred income taxes have been recorded for the differences in accounts receivable and accounts payable. The Company also uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. Also, for income tax reporting, unrealized gains and losses on available-for-sale marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold.

Cash Equivalents

Holdings of highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

NOTES TO FINANCIAL STATEMENTS

NOTE 2-RESERVE REQUIREMENTS

The Company does not maintain customer accounts and therefore, is not subject to reserve requirements defined in the Securities and Exchange Commission Rule 15c3-3. The Company claims exemption under sub-section (k) (1) of this Rule. Nothing came to my attention to indicate that the exemption has not been complied with during the period since my last examination.

NOTE 3-MARKETABLE EQUITY SECURITIES

Cost and fair value of marketable equity securities at December 31, 2001 and 2000, are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
December 31, 2001				
Available-for-sale:				
Equity securities	$ 480,501	$ 7,445	$ 198,962	$ 288,984
December 31, 2000				
Available-for-sale:				
Equity securities	$ 418,602	$ 10,756	$ 152,901	$ 276,457

Actual cost was used in calculating realized gains. The change in net unrealized holding losses on securities available-for-sale in the amount of $49,372 and $31,504 has been charged to other comprehensive income for the years ended December31, 2001 and 2000, respectively. Increase in unrealized loss since the balance sheet date, $19,493.

NOTE 4-FEDERAL INCOME TAX PROVISION

The provision for (benefit from) income taxes consists of the following:

	December 31, 2001	December 31, 2000
Income tax (benefit) at statutory rates,	$ -0-	$ 4,403
Deferred federal income tax (benefit)	(15,816)	(7,970)
Federal income tax	$ (15,816)	$ (3,567)

The income tax provision differs from the expense that would result from Applying federal statutory rates to income before income taxes because certain income and expenses are not included for tax purposes. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. The following represents the approximate tax effects of each significant type of temporary differences giving rise to the following deferred income tax asset and liability:

Deferred tax asset		
Accounts payable	$ (3,042)	
Accrued commissions	3,329	
Contributions	1,119	
NOL carryforward	8,375	
Unrealized loss on Marketable securities	26,561	
		$ 36,342
Deferred tax liability		
Accounts receivable	$ 2,992	
Depreciation	4,416	
		7,408
Net deferred tax asset		$ 28,934

NOTE 5-DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases it office space under an operating lease. The lease runs through November 2004. The monthly lease payment is $4,797.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2001:

Year ending December 31,	Amount
2002	$ 57,564
2003	57,564
2004	52,767
	$167,895

Rental expenses on the office space for the years ended December 31, 2001 and 2000 were $58,307 and $60,276, respectively.

In addition, the Company leases a vehicle accounted for under an operating lease. This is a two year lease that runs through February 2002. The monthly lease payment is $1,356. This is recorded under automobile expense on the statements.

The following is a schedule of future minimum lease payments required under the above lease as of December 31, 2001:

Year ending December 31,	Amount
2002	$ 2,712
	======

Lease expense on the vehicle for the years ended December 31, 2001 and December 31, 2000 were $16,272 and $12,205, respectively.

NOTE 6-EMPLOYEE BENEFIT PLANS

The Company has adopted a noncontributory money purchase pension plan and a profit sharing plan which cover all employees who have met certain minimum service requirements. The plan allows the Company to contribute the lesser of $35,000 or 25% of the employee's eligible compensation. Certain contributions are discretionary. The plan has received IRS approval under Section 401(A) of the Internal Revenue Code. During the years ended December 31, 2001 and 2000, the Company provided for contributions to the plan in the amounts of $35,000 and $30,000, respectively.

NOTE 7-CONTINGENCY

Commission revenue is refundable to the annuity issuer if the annuity policy is canceled within certain specified time periods as determined by the various issuers with whom the Company contracts.

NOTE 8-FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents – the carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts receivable and accounts payable – the carrying amount of accounts receivable and accounts payable in the balance sheet approximates fair value.

NOTE 9-RELATED PARTY TRANSACTIONS

The sole stockholder had made a short-term loan to the company of $152,000 in 2000. It was repaid in the first quarter of 2001. There were no other related party transactions.

NOTE 10-RISKS AND UNCERTAINTIES

The Company's business is concentrated in the local Universities and school districts. The Company has contracts with the separate schools and districts to offer financial products to their employees. The Company also has contracts with several financial companies that offer these financial products. The loss of any of these contracts could adversely affect the Company's commission income.

SUPPLEMENTAL INFORMATION

DAVID HUCKIN & ASSOCIATES, INC.
SCHEDULE I
SCHEDULES OF NET CAPITAL PURSUANT
TO RULE 15c-3-3
December 31, 2001 and 2000

	2001	2000
Current Assets	$ 149,116	$ 225,162
Securities	288,892	276,455
Deposits	4,796	4,796
Investment	-0-	107,750
Annuity	-0-	237,967
Total Liabilities	23,668	333,777
Net Equity	419,136	518,353
Haircuts		
Security positions	43,334	41,468
Undue concentrations	13,884	22,790
Non-allowable Items	186,314	424,441
Adjusted Net Capital	175,604	29,654
Net Capital Required	5,000	5,000
Excess Net Capital	$ 170,604	$ 24,654

DAVID HUCKIN & ASSOCIATES, INC.
SCHEDULE II
RECONCILIATION OF FIRM'S NET CAPITAL
PURSUANT TO RULE 17a-5(d) (1)
December 31, 2001

Reconciliation of the overstatement of the firm's net capital for the year ended December 31, 2001 pursuant to SEC rule 17a-5 (d) (1).

COMPUTATION OF NET CAPITAL

Total ownership equity, as reported on unaudited focus report	$ 369,606
Reconciliation to Audited Statements	
Accounts receivable not recorded on unaudited report	12,568
Federal income tax overpayment not recorded on unaudited report	5,517
Deferred tax asset not recorded on unaudited report	16,068
Fixed assets (net) not retired on unaudited report	6,228
Accounts payable not recorded on unaudited report	(2,494)
Commissions payable not recorded on unaudited report	(5,927)
Federal income tax payable over accrued on unaudited report	27,650
Deferred tax liability over accrued on unaudited report	25,725
Ownership Equity, per audited statements	454,941
Deduction for non-current assets	
Property and Equipment, net of depreciation	(35,805)
Net Equity	419,136
Haircuts	
Securities positions	43,334
Undue concentrations	13,884
Non-allowable Items	186,314
Adjusted Net Capital	175,604
Net Capital Required	5,000
Excess Net Capital	$ 170,604

KENNETH E. EFFINGER

Certified Public Accountant
11210 Steeplecrest, Suite 120
Houston, TX 77065

Phone 281-894-7021
Fax 281-890-4316
Cellular 281-546-1083

Board of Directors
David Huckin & Associates, Inc.
Houston, Texas

In planning and performing my audit of the financial statements and supplemental schedules of David Huckin & Associates, Inc., for the years ended December 31, 2001and 2000, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Bases on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 19, 2002